UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )*

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

(Name of Issuer)

Common Shares $0.01 par value

(Title of Class of Securities)

G4809J106
(CUSIP Number)

Sarah Lashkoo
Oman International Development & Investment Co. SAOG
P.O. Box 3886, Ruwi, Postal Code 112, Sultanate of Oman
+968 2476 9500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 17, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G4809J106	13D	Page	2	of	8	Pages
1	NAMES OF REPORTING PERSONS: Oman International Development & Investment Co. SAOG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Sultanate of Oman
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,944,538*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,944,538*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,944,538*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.3%**
14	TYPE OF REPORTING PERSON: CO

* See Item 5 of this statement on Schedule 13D.
** Based on 48,447,306 common shares in issue as set forth in the Report on Form 20-F of International General Insurance Holdings Ltd (No. 001-39255) filed with the Securities and Exchange Commission (the “SEC”) on March 23, 2020.

CUSIP No.	G4809J106	13D	Page	3	of	8	Pages
Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common shares, par value of $0.10 per share (the “Common Shares”), of International General Insurance Holdings Ltd., a Bermuda exempted company (the “Issuer”). The Issuer’s principal executive offices are located at 74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan.

Item 2. Identity and Background.

This Schedule 13D is filed by Oman International Development & Investment Co. SAOG (the “Reporting Person”), a joint stock company organized under the laws of the Sultanate of Oman.

The address of principal business and principal office of the Reporting Person is:

Madinat Al Erfaan
Muscat Hills, Block No 9993
Building No. 95, Seventh Floor
Sultanate of Oman

The principal business of the Reporting Person is to invest in primarily six platforms: banking, insurance, leasing, real estate, investment banking and financial investments.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Information regarding each executive officer and director of the Reporting Person is set forth in Annex A hereto and incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

On March 17, 2020, the Reporting Person received the Common Shares in exchange for its ordinary shares of International General Insurance Holdings Limited, a company organized under the laws of the Dubai International Financial Centre (“IGI”) pursuant to the business combination agreement dated October 10, 2019 (the “Business Combination Agreement”), entered into by and among (i) Tiberius Acquisition Corporation, a Delaware corporation (“Tiberius”), (ii) Lagniappe Ventures LLC, a Delaware limited liability company (“Lagniappe”), in its capacity as the representative for the stockholders of Tiberius, (iii) upon execution of a joinder, the Issuer, (iv) upon execution of a joinder, Tiberius Merger Sub, Inc, (v) IGI and (vi) Wasef Jabsheh, in his capacity as the representative for the holders of IGI’s outstanding capital shares who executed and delivered exchange agreements.

Item 4. Purpose of the Transaction.

The Reporting Person acquired the Common Shares for investment purposes and intends to review investments in the Issuer on a continuing basis. Based on such review, the Reporting Person may acquire additional securities, or retain or sell all or a portion of the securities then held, including without limitation in open market, block sales or privately negotiated transactions, at any time, and may formulate other purposes, plans or proposals regarding the Issuer or any of its securities, subject to limitations under the lock-up agreement, dated October 10, 2019 (the “Lock-Up Agreement”), to the extent deemed advisable in light of strategic investment and trading policies of the Reporting Person.

The Reporting Person may engage in discussions with management, the Issuer’s board of directors, shareholders of the Issuer and other relevant parties or encourage such persons to consider or explore extraordinary corporate transactions, such as a merger, take private transaction that could result in a de-listing or de-registration of the Common Shares, sales or acquisitions of assets or businesses, changes to the capitalization or dividend policy of the Issuer or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, price levels of the Issuer’s securities, general market, industry and economic conditions, the relative attractiveness of alternative business and investment opportunities and other future developments.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No.	G4809J106	13D	Page	4	of	8	Pages
Item 5. Interest in Securities of the Issuer.

(a)
– (b) As of March 23, 2020, the Reporting Person had sole voting and dispositive power over 6,944,538 Common Shares, representing 14.3% of the outstanding Common Shares. Pursuant to the Business Combination Agreement, 218,372 of the Common Shares are held in escrow and subject to forfeiture until the business combination purchase price is finalized following the closing of the business combination (the “Escrow Shares”) and 4,629,692 of the Common Shares, including Escrow Shares, are subject to restriction in transfer under the Lock-Up Agreement. The directors of the Reporting Person are listed on Annex A hereto.

(c)
Except as otherwise disclosed in Item 3 and Item 6 of this Schedule 13D, which is incorporated herein by reference, the Reporting Person has not effected any transactions in the Common Shares during the past sixty days. To the knowledge of the Reporting Person, none of the directors and officers of the Reporting Person listed in Annex A to this Schedule 13D effected any transactions in the Common Shares during the past sixty days.

(d)
Other than the Reporting Person, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person’ securities.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stock Exchange Agreement

In connection with the Business Combination Agreement described in Item 3 above, the Reporting Person entered into a share exchange agreement dated October 10, 2019 (the “Share Exchange Agreement”) with IGI, Tiberius, Wasef Jabsheh and upon execution and delivery of a joinder agreement, the Issuer. Under the Share Exchange Agreement, the Reporting Person exchanged 28,675,104 ordinary shares in IGI for cash consideration and a portion of Common Shares in the Issuer.

Lock-Up Agreement

In connection with the Business Combination Agreement described in Item 3 above, the Reporting Person entered into a Lock-Up Agreement with Lagniappe and upon execution and delivery of a joinder agreement, the Issuer. Under the Lock-Up Agreement, the Reporting Person agreed that in respect to two-thirds of Common Shares to be received (the “Restricted Securities”) pursuant to the Business Combination Agreement, the Reporting Person not (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase or otherwise transfer or dispose of, directly or indirectly, any Restricted Securities, (ii) enter into any swap or other arrangements that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities or (iii) publicly disclose the intention to do so. The period for such restriction is as following: (i) with respect to fifty percent (50%) of the Restricted Securities (excluding all Escrow Shares), the period commencing from March 17, 2020 (the “Closing Date”) and ending on the earlier of (x) six months after Closing Date and (y) the date after closing on which the Issuer consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of the Issuer’s shareholders having the right to exchange their equity holdings in the Issuer for cash, securities or other property and (ii) with respect to the remaining fifty percent (50%) of the Restricted Securities (including all Escrow Shares), until the earliest of (x) one year after the Closing Date, (y) the date on which the last sale price of the Common Shares equals or exceeds $12.00 per share for any 20 trading days within any 30 trading day period commencing at least 150 days after the Closing and (z) the date after the closing on which the Issuer consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party.

Other than the Escrow Shares until its disbursement, the Restricted Securities may be transferred (i) by bona fide gift, (ii) by will or other testamentary document or intestate succession upon the death of the Reporting Person, (iii) to any member of immediate family, trust or other entity for a member of immediate family, any entity or trust for bona fide estate or tax planning purposes, as distribution to limited partners, shareholders, members of or owners of similar equity interests in the Reporting Person upon liquidation or dissolution of the Reporting Person or to any affiliate of Reporting Person, (iv) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union or (v) solely with respect to a transfer of all of the Restricted Securities owned by the Reporting Person at such time in one transaction or a series of related transactions, pursuant to private block transfers to any person or entity or group of person or entities.

CUSIP No.	G4809J106	13D	Page	5	of	8	Pages
Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1
Business Combination Agreement, dated as of October 10, 2019, by and among Tiberius Acquisition Corporation, Lagniappe Ventures LLC in the capacity as the Purchaser Representative thereunder, International General Insurance Holdings Ltd. and Wasef Jabsheh in the capacity as the Seller Representative thereunder, and Pubco and Merger Sub pursuant to a joinder thereto. (Incorporated herein by reference from Exhibit 2.1 to Tiberius’ current report on Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019).

2
Share Exchange Agreement, dated as of October 10, 2019, by and among International General Insurance Holdings Ltd., Tiberius, Oman International Development & Investment Company SAOG as a Seller thereunder, Wasef Jabsheh in the capacity as the Seller Representative thereunder, and Pubco pursuant to a joinder thereto. (Incorporated herein by reference from Exhibit 10.4 of Tiberius’ current report on Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019).

3
Lock-Up Agreement, dated as of October 10, 2019, by and among Lagniappe Ventures LLC in the capacity as the Purchaser Representative, Oman International Development & Investment Company SAOG and, pursuant to a joinder thereto, Pubco. (Lock-Up Agreement, dated as of October 10, 2019, by and among Lagniappe Ventures LLC in the capacity as the Purchaser Representative, Oman International Development & Investment Company SAOG and, pursuant to a joinder thereto, Pubco (Incorporated herein by reference from Exhibit 10.8 of Tiberius’ current report on Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019).

CUSIP No.	G4809J106	13D	Page	6	of	8	Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 31, 2020

OMAN INTERNATIONAL DEVELOPMENT & INVESTMENT CO. SAOG

By:	/s/ Shahid Rasool
Name: Shahid Rasool
Title: Deputy Chief Executive Officer

By:	/s/ Sanjay Kawatra
Name: Sanjay Kawatra
Title: Chief Operating Officer

ANNEX A

The following sets forth the name, position, principal occupation and citizenship of each director and executive officer of Oman International Development & Investment Co. SAOG (“Ominvest”).

DIRECTORS OF OMINVEST

Name	Principal Occupation or Employment	Business Address	Citizenship
Khalid Muhammad AlZubair AlZubair	Chairman of Ominvest	(1)	Oman
Khalid Abdullah Ali Al Khalili	Deputy Chairman of Ominvest	(1)	Oman
Taya Jandal Ali	Director of Ominvest	(1)	Oman
Jamal Shamis Saoud Al Hooti	Director of Ominvest	(1)	Oman
Ceruseri Srinivasan Badrinath	Director of Ominvest	(1)	India
Anwar Hilal Hamdoon Al Jabri	Director of Ominvest	(1)	Oman
Abdulaziz Khalifa Al Saadi	Director of Ominvest	(1)	Oman
Jamal Said Mohamed Al Tai	Director of Ominvest	(1)	Oman
Al Wadhah Sulaiman Mohamed Al Adawi	Director of Ominvest	(1)	Oman
Khaula Hamood Abdullah Al Harthi	Director of Ominvest	(1)	Oman

EXECUTIVE OFFICERS OF OMINVEST

Name	Principal Occupation or Employment	Business Address	Citizenship
Abdulaziz Mohammed Al Balushi	Group Chief Executive Officer of Ominvest	(1)	Oman
Shahid Rasool	Deputy Chief Executive Officer of Ominvest	(1)	Pakistan
Sanjay Kawatra	Chief Operating Officer of Ominvest	(1)	India
Neelmani Bhardwaj	Business Executive Officer of Ominvest	(1)	India
Hamid Sloum Al Harthi	Chief Human Resources Officer of Ominvest	(1)	Oman
Shadi Zghoul	Group Company Secretary of Ominvest	(1)	Jordan
Muneer Mohammed Al Mughairy	Chief Audit Executiveof Ominvest	(1)	Oman

(1)	Madinat Al Erfaan, Muscat Hills, Block No 9993, Building No. 95, Seventh Floor. Sultanate of Oman

7

Exhibit Index

Exhibit No.	Description

1
Business Combination Agreement, dated as of October 10, 2019, by and among Tiberius Acquisition Corporation, Lagniappe Ventures LLC in the capacity as the Purchaser Representative thereunder, International General Insurance Holdings Ltd. and Wasef Jabsheh in the capacity as the Seller Representative thereunder, and Pubco and Merger Sub pursuant to a joinder thereto. (Incorporated herein by reference from Exhibit 2.1 to Tiberius’ current report on Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019).

2
Share Exchange Agreement, dated as of October 10, 2019, by and among International General Insurance Holdings Ltd., Tiberius, Oman International Development & Investment Company SAOG as a Seller thereunder, Wasef Jabsheh in the capacity as the Seller Representative thereunder, and Pubco pursuant to a joinder thereto. (Incorporated herein by reference from Exhibit 10.4 of Tiberius’ current report on Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019).

3
Lock-Up Agreement, dated as of October 10, 2019, by and among Lagniappe Ventures LLC in the capacity as the Purchaser Representative, Oman International Development & Investment Company SAOG and, pursuant to a joinder thereto, Pubco. (Lock-Up Agreement, dated as of October 10, 2019, by and among Lagniappe Ventures LLC in the capacity as the Purchaser Representative, Oman International Development & Investment Company SAOG and, pursuant to a joinder thereto, Pubco (Incorporated herein by reference from Exhibit 10.8 of Tiberius’ current report on Form 8-K (File No. 001-38422), filed with the SEC on October 17, 2019).

8